Filed Pursuant to Rule 424(b)(3)
                                                 Registration Number 333-117859



                         UNIVERSAL DETECTION TECHNOLOGY

                        15,600,000 SHARES OF COMMON STOCK

               PROSPECTUS SUPPLEMENT NO. 3 DATED OCTOBER 12, 2005
                       (TO PROSPECTUS DATED APRIL 7, 2005)

     This prospectus supplement relates to the prospectus dated April 7, 2005 relating to the resale of up to 15,600,000 shares of common stock by the selling stockholders named in the prospectus. Of the shares being offered pursuant to the prospectus, as supplemented, 6,000,000 shares relate to shares presently owned by the selling stockholders and the remaining 9,600,000 shares relate to shares which the selling stockholders are entitled to receive upon exercise of warrants sold to them by us.

     This prospectus supplement contains our quarterly report on Form 10-QSB for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on September 14, 2005, and the information contained in the Form 10-QSB supplements the information provided in the prospectus dated April 7, 2005, as supplemented. The text of the Form 10-QSB is attached hereto and is incorporated by reference.

     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated April 7, 2005 and all other supplements and amendments, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus, as supplemented. Our common stock is quoted on the Over The Counter Bulletin Board under the symbol "UDTT."

     INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS DATED APRIL 7, 2005.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 12, 2005.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-QSB

[X] Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 2005

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of

  1934 For the transition period from __________________ to _________________.

                         Commission file number 0-14266

                         UNIVERSAL DETECTION TECHNOLOGY
        (Exact Name of Small Business Issuer as Specified in its Charter)



                  CALIFORNIA                             95-2746949
      (State or Other Jurisdiction of                 (I.R.S. Employer
       Incorporation or Organization)                Identification No.)


                       9595 WILSHIRE BOULEVARD, SUITE 700
                         BEVERLY HILLS, CALIFORNIA 90212
                    (Address of Principal Executive Offices)

                                 (310) 248-3655
                (Issuer's Telephone Number, Including Area Code)

     Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

                                  Yes X No ____

     State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: Common Stock, no par value, 51,884,612 shares issued and outstanding as of August 26, 2005.

    Transitional Small Business Disclosure Format (check one): Yes X No ____

================================================================================


                                      UNIVERSAL DETECTION TECHNOLOGY INDEX

PART I            FINANCIAL INFORMATION1

ITEM 1.           Financial Statements.......................................................................1

                  Consolidated Balance Sheet as of June 30, 2005 (unaudited).................................1
                  Consolidated Statements of Operations for the three months ended
                  June 30, 2005 and June 30, 2004 (unaudited)................................................2

                  Consolidated Statements of Operations for the six months
                  ended June 30, 2005 and June 30, 2004 unaudited)...........................................3

                  Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2005 and June 30, 2004 (unaudited)..........................................4

                  Notes to Consolidated Financial Statements.................................................5

ITEM 2.           Management's Discussion and Analysis or Plan of Operation..................................9

ITEM 3.           Controls and Procedures...................................................................25

PART II           OTHER INFORMATION.........................................................................26

ITEM 1.           Legal Proceeding..........................................................................26

ITEM 2.           Unregistered Sales of Equity Securities and Use of Proceeds...............................26

ITEM 3.           Defaults Upon Senior Securities...........................................................26

ITEM 4.           Submission of Matters to a Vote of Security Holders.......................................27

ITEM 5.           Other Information.........................................................................27

ITEM 6.           Exhibits and Reports on Form 8-K..........................................................28


PART I

                                           FINANCIAL INFORMATION

ITEM 1   FINANCIAL STATEMENTS.


                                UNIVERSAL DETECTION TECHNOLOGY AND SUBSIDIARIES
                                     UNAUDITED CONSOLIDATED BALANCE SHEET

                                                 JUNE 30, 2005

                                                  ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                                          $         35,017
       Certificates of deposit                                                                     1,005
     Restricted cash                                                                             102,833
     Accounts receivable                                                                          65,000
     Stock subscription receivable                                                                83,092
     Deferred interest expense                                                                    24,300
     Prepaid expenses                                                                            480,714
                                                                                          -----------------

         Total Current Assets                                                                    791,961

EQUIPMENT, NET                                                                                   117,184
DEPOSITS                                                                                          10,226
PATENT COSTS                                                                                      31,022
                                                                                          -----------------

                                                                                        $        950,393
                                                                                          =================

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts payable, trade                                                            $        228,143
     Accrued liabilities                                                                       1,043,496
     Notes Payable - Related Party                                                                18,000
     Notes payable                                                                               882,766
     Deferred revenue                                                                             65,000
     Accrued interest expense                                                                    474,290
                                                                                          -----------------

         Total current liabilities                                                             2,711,695
                                                                                          -----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
     Preferred stock, $.01 par value, 20,000,000 shares
       Authorized, -0- issued and outstanding                                                        ---
     Common stock, no par value, 480,000,000 shares
       Authorized, 51,653,087 issued and outstanding                                          22,700,402
     Additional paid-in-capital                                                                3,736,251
     Accumulated (deficit)                                                                   (28,197,955)
                                                                                          -----------------

         Total stockholders' equity (deficit)                                                 (1,761,302)
                                                                                          -----------------

         Total liabilities and stockholders' equity (deficit)                           $        950,393
                                                                                          =================

         See accompanying notes to unaudited consolidated financial statements.



                                UNIVERSAL DETECTION TECHNOLOGY AND SUBSIDIARIES
                                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 JUNE 30, 2005

                                                                          FOR THE THREE MONTHS ENDED JUNE 30,
                                                                              2005                  2004
                                                                        ------------------    ------------------

REVENUE                                                               $           ---      $         25,000
COST OF GOODS SOLD                                                                ---                   ---
                                                                        ------------------    ------------------

GROSS PROFIT                                                                      ---                25,000
                                                                        ------------------    ------------------

OPERATING EXPENSES:

     Selling, general and administrative                                      740,161               803,284
     Depreciation                                                               6,002                 2,481
     Marketing                                                                 47,039               594,173
                                                                        ------------------    ------------------

     Total expenses                                                           793,202             1,399,938
                                                                        ------------------    ------------------

(LOSS) FROM OPERATIONS                                                       (793,202)           (1,374,938)

OTHER INCOME (EXPENSE):
     Interest income                                                              849                 1,364
     Interest expense                                                         (37,618)              (39,064)
     Amortization of loan fees                                                 (6,250)                  ---
                                                                        ------------------    ------------------
         Net other income (expense)                                           (43,019)              (37,700)
                                                                        ------------------    ------------------

NET (LOSS)                                                           $       (836,221)     $     (1,412,638)
                                                                        ==================    ==================

NET (LOSS) PER COMMON SHARE - BASIC AND DILUTED                      $          (0.02)     $          (0.03)
                                                                        ==================    ==================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                       50,938,597            41,249,231
                                                                        ==================    ==================
                                                                        ==================    ==================



     See accompanying notes to unaudited consolidated financial statements.

                                UNIVERSAL DETECTION TECHNOLOGY AND SUBSIDIARIES
                                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 JUNE 30, 2005


                                                                           FOR THE SIX MONTHS ENDED JUNE 30,
                                                                              2005                  2004
                                                                        ------------------    ------------------
REVENUE                                                               $           ---      $         25,000
COST OF GOODS SOLD                                                                ---                   ---
                                                                        ------------------    ------------------

GROSS PROFIT                                                                      ---                25,000
                                                                        ------------------    ------------------

OPERATING EXPENSES:
     Selling, general and administrative                                    1,526,193             1,456,373
     Depreciation                                                               9,179                 3,645
     Marketing                                                                 83,314             1,400,384
                                                                        ------------------    ------------------

     Total expenses                                                         1,618,686             2,860,402
                                                                        ------------------    ------------------

(LOSS) FROM OPERATIONS                                                     (1,618,686)           (2,835,402)

OTHER INCOME (EXPENSE):
     Interest income                                                            2,432                 2,461
     Interest expense                                                         (72,770)              (81,427)
     Amortization of loan fees                                                 (7,500)              (43,260)
                                                                        ------------------    ------------------
         Net other income (expense)                                           (77,838)             (122,226)
                                                                        ------------------    ------------------

NET (LOSS)                                                           $     (1,696,524)     $     (2,957,628)
                                                                        ==================    ==================

NET (LOSS) PER COMMON SHARE - BASIC AND DILUTED                      $          (0.03)     $          (0.07)
                                                                        ==================    ==================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                       50,760,123            39,489,581
                                                                        ==================    ==================
                                                                        ==================    ==================



     See accompanying notes to unaudited consolidated financial statements.


                                UNIVERSAL DETECTION TECHNOLOGY AND SUBSIDIARIES
                                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 JUNE 30, 2005


                                                                          FOR THE SIX MONTHS ENDED JUNE 30,
                                                                        2005                            2004
                                                                  ------------------              ------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net (loss)                                                     $       (1,696,524)             $       (2,957,628)
Adjustments to reconcile net (loss) to net cash (used in)
   operations:
   Stock and warrants issued for services                                  75,595                          49,000
   Depreciation                                                             9,179                           3,646
   Changes in operating assets and liabilities:
          Prepaid expenses                                                622,602                         751,968
          Accounts Receivable                                             (65,000)                        (10,000)
          Deferred Revenue                                                 65,000                             ---
          Accounts payable and accrued expenses                           213,849                          65,615
                                                                  ------------------              ------------------

                    Net cash (used in) operating                         (775,299)                     (2,097,399)
                                      activities
                                                                  ------------------              ------------------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

  Purchase of equipment                                                   (16,885)                        (76,767)
  Payments received on bridge note to related party                           ---                          50,000
  Advances to related party                                                   ---                         (18,671)
  Redemption of/(Investment in) certificates of deposit                   252,340                        (900,990)
  (Increase) in restricted cash                                              (996)                           (745)
                                                                  ------------------              ------------------

       Net cash provided by investing activities                          234,459                        (947,173)
                                                                  ------------------              ------------------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

  Proceeds from exercise of stock options                                   9,500
  Proceeds from issuance of common stock                                   95,973                       4,831,101
  Payment of offering costs                                               (20,587)                       (585,514)
  Advance from related party                                               18,000                             ---
  Advances on Notes Payable                                               160,000                             ---
  Payments on notes payable                                              (154,000)                       (260,000)
                                                                  ------------------              ------------------

       Net cash provided by financing activities                          108,886                       3,985,587
                                                                  ------------------              ------------------

NET INCREASE/(DECREASE) IN CASH                                          (431,954)                        941,015

CASH, BEGINNING OF PERIOD                                                 466,971                          14,899
                                                                  ------------------              ------------------

CASH, END OF PERIOD                                            $           35,017              $          955,914
                                                                  ==================              ==================


     See accompanying notes to unaudited consolidated financial statements.

UNIVERSAL DETECTION TECHNOLOGY AND SUBSIDIARIES NOTES TO UNAUDITED CONSOLIDATED
                       FINANCIAL STATEMENTS JUNE 30, 2005

NOTE 1 - BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited consolidated financial statements reflect all adjustments that, in the opinion of management, are considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of Universal Detection Technology, included in Form 10-KSB for the fiscal year ended December 31, 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

     The Company accounts for stock based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This standard requires it to adopt the "fair value" method with respect to stock-based compensation of consultants and other non-employees and allows for use of the intrinsic value method for stock-based compensation of employees under Accounting Principals Board Opinion No. 25.

VALUATION OF THE COMPANY'S COMMON STOCK

     Unless otherwise disclosed, all stock based transactions entered into by the Company have been valued at the market value of the Company's common stock on the date the transaction was entered into or have been valued using the Black-Scholes Model for American options to estimate the fair market value.

REVENUE RECOGNITION

     Revenue is recognized upon shipment and acceptance of products. Title of goods is transferred when the products are shipped from our facility and accepted by the purchaser. Income not earned is recorded as deferred revenue.

PATENTS

     Patents and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. In accordance with Statement of Financial Accounting Standard (SFAS) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("SFAS 142"), the Company periodically evaluates its long-lived assets by measuring the carrying amounts of assets against the estimated undiscounted future cash flows associated with them. At the time the carrying value of such assets exceeds the fair value of such assets, impairment is recognized. To date, no adjustments to the carrying value of the assets have been made.

EARNINGS PER SHARE

     The Company computes earnings per common share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS No. 128). This Statement simplifies the standards for computing earnings per share (EPS) previously found in Accounting Principles Board Opinion No. 15, Earnings Per Share, and makes them more comparable to international EPS standards. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. In addition, the Statement requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. However, such presentation is not required if the effect is antidilutive. Accordingly, no such presentation has been made.

INCOME TAXES

     Deferred income taxes are recorded to reflect the tax consequences in future years of temporary differences between the tax basis of the assets and liabilities and their financial statement amounts at the end of each reporting period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the current period and the change during the period in deferred tax assets and liabilities. The deferred tax assets and liabilities have been netted to reflect the tax impact of temporary differences. At June 30, 2005, a full valuation allowance has been established for the deferred tax asset as management believes that it is more likely than not that a tax benefit will not be realized.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain amounts reported in our financial statements for the three and six months ended June 30, 2004, have been reclassified to conform to the current year presentation.

NOTE 3 - STOCK SUBSCRIPTION RECEIVABLE

     The receivable represents proceeds received in July 2005 for the sale of 943,000 shares of common stock issued in the second quarter of 2005.

NOTE 4 - DEFERRED REVENUE

     Deferred Revenue at June 30, 2005 represents income on a unit shipped in March 2005. Initially, the customer had the option to accept the device within ninety days of delivery. The Company has agreed, at the request of the customer, to extend the date of acceptance until further testing and verification can be completed. The device is currently undergoing calibrations and additional analysis. Once the tests are completed, the Company expects to reinstall the device, however, the Company cannot guarantee that the customer will accept the device until the further testing and third party verifications are complete.

NOTE 5 - STOCKHOLDERS' EQUITY

     During the six months ended June 30, 2005, the Company sold 430,928 shares of common stock for a total of $95,973. The Company paid placement fees totaling $20,587 to unrelated parties.

     During the six months ended June 30, 2005, the Company issued an aggregate of 362,000 shares of common stock to employees for services rendered to the Company valued at $70,044.

     During the six months ended June 30, 2005, an employee exercised an option to purchase 50,000 shares of common stock for an aggregate amount of $9,500.

ISSUANCE OF OPTIONS AND WARRANTS

     On March 2, 2005, the Company entered into a consulting agreement for advisory and consulting services in connection with its general business. The agreement expires March 1, 2007. As compensation for entering into the agreement and providing services thereunder, the consultant received an option to purchase 50,000 shares of the Company's common stock, exercisable immediately, at the price of $0.24 per share. The option was valued at $5,551 using the Black Scholes model for American options, with volatility of 90% and a risk free interest rate of 3.5%. The market price of the common stock on the date of the grant was $0.23.

     On May 5, 2005, the Company, under its stock incentive plan, granted an employee the option to purchase 200,000 shares of the Company's common stock, exercisable immediately, at the price of $0.19 per share. The option expires May 4, 2006. The market price on the date of grant was $0.19. No expense was recognized by the Company.

NOTE 6 - RELATED PARTY TRANSACTIONS

     On May 8, 2005, the Company executed a promissory note in the aggregate principal amount of $6,000 payable to Jacques Tizabi, its President and Chief Executive Officer. The promissory note bears interest at 9% per annum and was due and payable on June 30, 2005. The note was amended on June 28, 2005 for $6,100 which included previously accrued interest. The note was paid back with interest in July 2005.

     On June 28, 2005, the Company executed a promissory note in the aggregate principal amount of $12,000 payable to Jacques Tizabi, its President and Chief Executive Officer. The promissory note bears interest of $100. The note was paid back with interest in July 2005.

     On August 3, 2005, the Company executed a promissory note in the aggregate principal amount of $8,000 payable to Jacques Tizabi, its President and Chief Executive Officer. The promissory note does not bear interest. The note was repaid in August 2005.

NOTE 7 - SUBSEQUENT EVENTS

     During July and August 2005, the Company issued an aggregate of 231,525 shares of common stock to three employees as compensation for services rendered valued at $38,000.

     On August 3, 2005, the Company entered into a consulting agreement for advisory and consulting services in connection with its general business. As part of the compensation arrangement, the Company granted a six month warrant to purchase 50,000 shares of the company's stock at $0.40 per share, 50,000 shares at $0.80 per share, and 50,000 shares at $1.20 per share.

     On August 15, 2005, the Company executed a promissory note in the aggregate principal amount of $60,000 payable to an unrelated party. The promissory note bears interest at 12% per annum, due November 15, 2005. In addition to the principal and interest payments, the Company shall issue 50,000 shares of common stock for a loan fee.

ITEM 2 PLAN OF OPERATION.

     The following discussion should be read in conjunction with our consolidated financial statements, and the related notes included elsewhere in this Quarterly Report on Form 10-QSB and the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

     The forward-looking information set forth in this Quarterly Report on Form 10-QSB is as of the date of the date of its filing, and we undertake no duty to update this information. Shareholders and prospective investors can find information filed with the Securities and Exchange Commission, which we refer to as the SEC, after the date of the filing of this report at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Cautionary Statements and Risk Factors."

OVERVIEW

     We are engaged in the research and development of bio-terrorism detection devices. At June 30, 2005, our working capital deficit was $28,197,955. Our independent auditors' report, dated February 25, 2005, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern, due to our working capital deficit at December 31, 2004, and the sale of our operating subsidiary. We require approximately $1.2 million to repay indebtedness in the next 12 months. We are pursuing strategies to raise funds, but cannot assure you that we will be able to raise adequate funds for our working capital purposes and to repay our debt, or at all. While we continue to pursue development, testing, marketing and distribution opportunities with regard to our detection device, our financial condition places significant restrictions on our current ability to fully pursue these activities.

     After engaging in initial research and development efforts, we determined to pursue a strategy to identify qualified strategic partners and collaborate to develop commercially viable bio-terrorism detection devices. Consistent with this strategy, in August 2002, we entered into a Technology Affiliates Agreement with the Jet Propulsion Laboratory, commonly referred to as JPL, to develop technology for our bio-terrorism detection equipment. JPL is a federally funded research and development center sponsored by NASA and also is an operating division of the California Institute of Technology, or Caltech, a private non-profit educational institution.

     Under the Technology Affiliates Agreement, JPL developed its proprietary bacterial spore detection technology and integrated it into our existing aerosol monitoring system, resulting in a product which initially we referred to as the Anthrax Smoke Detector, and which we renamed BSM-2000 on April 21, 2005. BSM-2000 is designed to provide continuous unattended monitoring of airborne bacterial spores in large public places, with real-time automated alert functionality. The device operates to detect an increase in the concentration of bacterial spores, which is indicative of a potential presence of Anthrax. Under our agreement with JPL, we paid it approximately $249,000 for its services and we received an option to license all technology developed under the Technology Affiliates Agreement from Caltech. On September 30, 2003, we exercised our option and Caltech granted to us a worldwide exclusive license to the patent rights referenced in the Technology Affiliates Agreement and a worldwide nonexclusive license to rights in related proprietary technology. To maintain our license with Caltech, a minimum annual royalty of $10,000 was due to Caltech on August 1, 2005, which was paid, and is due on each anniversary thereof, regardless of any product sales. Any royalties paid from product sales for the 12-month period preceding the date of payment of the minimum annual royalty will be credited against the annual minimum. Pursuant to the terms of the license, we must pay four percent royalties on product sales in countries where a patent is issued and two percent royalties on product sales in countries where a patent is not issued, as well as 35 percent of net revenues received from sublicensees.

     In May 2004, we unveiled the first functional prototype of BSM-2000. The prototype operated on external software. In July 2004, we commenced simulated tests with benign bacterial spores having anthrax-like properties in order to fine tune our product. The use of benign spores is as effective as testing with anthrax spores because our device is designed to detect an increase in bacterial spore concentration levels. Based on results we obtained, we were able to enhance the sensitivity of BSM-2000 by improving the sample collection efficiency of the device, and made certain other modifications to improve efficiency. Our device is a functional viable product, available for sale.

     We hope to commence field testing of devices in different environments and conditions in 2005 and to use the empirical data gained from the testing to further improve the design and functionality of our product. We are engaged in discussions with Rutgers University to perform our field testing. The Center for Advanced Infrastructure and Transportation at Rutgers University, which we refer to as CAIT, was given an initial (Phase I) grant from the National Science Foundation to conduct a preliminary study on methods to protect the nation's transportation infrastructure against a potential airborne biological attack. Rutgers identified us as a partner in this project. Rutgers has applied for a Phase II grant from the National Science Foundation. If funded, Rutgers would use the proceeds from this grant to implement its site-specific emergency management response protocol. Initially, CAIT's commitment to engage in field testing of BSM-2000 was contingent on receipt of the Phase II grant. However, CAIT recently agreed to conduct field testing of BSM-2000 at a facility it chooses regardless of whether it receives the Phase II grant from the National Science Foundation. We expect CAIT to commence this field testing in 2005.

     In the second quarter of 2005 we strengthened our relationships with Rutgers University and CAIT. We have agreed to conduct a feasibility study jointly with CAIT to evaluate the possibility of integration of BSM-2000 into CAIT's newly designed software used for simulation of evacuation procedures for buildings and public structures. Also, in late August 2005, we jointly represented our technology with representatives from CAIT to a group of officials, industry experts, and academics in New Jersey.

     We plan to continue to market and sell the current version of our BSM-2000 while we engage in field testing. In the third quarter of 2004, we received our first purchase order for a minimum of one and up to 10 Anthrax detection devices. The purchase order was made by Global Baggage Protection Systems, which is doing business as Secure Wrap, a company based in Miami, Florida. The sales price to Secure Wrap reflects a discount not to exceed 15% of the lower end of our expected price range for the device.

     The purchase order was contingent upon Secure Wrap's satisfaction of the first unit shipped to it. Secure Wrap could accept or return the device within 90 days and if Secure Wrap accepted the detection device, the purchase order would call for us to ship one device every two months over the next 18 months. Pursuant to this purchase order we shipped a unit of BSM-2000 to Secure Wrap in March 2005. Prior to the expiration of the 90 day period, Secure Wrap requested, and we agreed, to extend that period to the date upon which we complete our principal field testing and obtain third party verification of the BSM-2000. Secure Wrap has returned the device initially provided to it for our analysis of sample collection and for modifications.

     In the first quarter of 2005, we received an additional purchase order from Secure Wrap for one unit for installation at their site at the Miami International Airport. We expected to ship this unit in the second quarter of 2005, following completion of an appropriate response plan approved by Secure Wrap. As we did with our first purchase order from Secure Wrap, we have agreed to postpone the fulfillment of this purchase order until the completion of our principal field tests and third party verifications.

     We expect to offer for sale the existing version of our detection device at a price range of $75,000 to $100,000 per device. However, depending upon market reaction, our costs of production, the timeliness that we receive orders, and additional factors, our price range may increase or decrease. In addition, we may offer successive versions of our device, if any, at an increased or decreased price point depending upon the features, performance and other relevant factors of the particular version.

     In March 2005, we signed a distribution agreement with Quantum Automation, in Singapore, providing it the right to represent, sell, service, and distribute BSM-2000 in Singapore, Malaysia, and Thailand. The agreement required that Quantum Automation purchase at a discounted price a unit of BSM-2000 intended to be used for demonstration and training purposes. We are in the process of applying for an export license to be able to fulfill Quantum Automation's purchase order. To date, Quantum Automation has not made any sales of BSM-2000 in these countries.

     We intend to initiate production orders of BSM-2000 with Horiba Jobin Yvon based on sales orders we receive. We have chosen Horiba Jobin Yvon as our manufacturer of choice for the production of the spectrometers that are used within our device. Met One Instruments has agreed to collaborate with us for the production of the air samplers, used to gather samples on the filter tape, during our testing and evaluation program. Upon completion of our evaluation and testing program, Met One Instruments has agreed to collaborate with Horiba Jobin Yvon and Horiba Jobin Yvon has agreed to obtain technical information from Met One Instruments in order for Horiba Jobin Yvon to manufacture the entire device including the spectrometer and the air sampler. In connection with our sales and marketing efforts, we hope to sell units to customers in specific sectors in the market including, sports stadiums, conventions centers, and casinos. We believe that these sales will provide us a well-defined customer base to use as a reference in connection with our marketing campaign. In August 2004, we reached an oral agreement in principal with KAL Consultants, Inc. pursuant to which it will assist us with marketing and sales efforts. We made an initial payment to KAL Consultants and it commenced services to us consisting principally of arranging meetings with potential buyers of our device, including Secure Wrap.

     We initially planned to secure and lease a testing facility close to the JPL laboratories where we would be able to implement a quality assurance program and test our products against the required specifications before shipping them to customers. We believe that the proximity to JPL and in particular to Caltech will help us by utilizing the knowledge of graduate and PhD students familiar with the project in a consultant or employment capacity. While we are still considering the implementation of this plan, we also are considering sponsoring researchers at JPL to work with the inventor of our bacterial spore detection technology to perform the tasks of quality assurance and research and development. Implementation of either of these plans is dependent on our ability to secure adequate funds, and we cannot assure you we will be able to do so soon, or at all.

     During 2004, we hired four additional employees and increased our use of consultants for corporate development purposes, including further development of our strategic business plan to sell BSM-2000. If we are able to receive adequate funding for our working capital purposes, we anticipate hiring up to three additional employees in the next 12 months, one of whom would concentrate on marketing BSM-2000 to both the public and private sector. Upon establishment of the testing facility, we intend to hire up to two employees to assist with the testing of the products. In June 2005, we appointed Mr. Nima Montazeri as our head of strategic development. Mr. Montazeri's principal responsibilities are to identify and collaborate with qualified independent third parties that provide goods and services that can be of strategic value to us and our business.

     During the six months ended June 30, 2005 we spent an aggregate of $1,618,686 on selling, general and administrative expenses and marketing expenses representing a 43% decrease over the comparable year-ago period. The significant decrease in our selling, general and administrative expenses in the six months ended June 30, 2005 principally is due to a significant decrease in marketing expense and outside professional services. In the six months ended June 2004, we incurred expenses relating to European promotions, following the unveiling of BSM-2000, which we did not incur during the six months ended June 2005.

     Under our agreement with JPL, we were required to pay the entire estimated cost of $249,000 in advance of JPL commencing its research and development work. JPL has completed it tasks and obligations under its agreement with us. We maintain a close relationship with JPL and have orally agreed to pursue additional opportunities and to fund further research on BSM-2000 as well as various other applications of our spore detection technology in terrorism-related and non-terrorism-related fields. Any additional research and development activities are contingent on our receipt of adequate funding.

LIQUIDITY AND CAPITAL RESOURCES

     On April 29, 2004, we commenced a private offering of our securities. In this private placement, we sold $3.0 million of Units. The offering was made solely to accredited investors through Meyers Associates, L.P., a registered broker dealer firm. Each Unit consists of one share of common stock and a Class A Warrant and a Class B Warrant. The offering price per Unit was $0.50. Both the Class A and Class B Warrants are exercisable by the holder at any time up to the expiration date of the warrant, which is five years from the date of issuance. In the aggregate, the investors purchased 6,000,000 shares of common stock, Class A Warrants to purchase 3,000,000 shares of common stock at $0.50 per share and Class B Warrants to purchase 3,000,000 shares of common stock at $0.70 per share. Meyers received a sales commission equal to 10% of the gross proceeds and payment of 3% of the gross proceeds for a non-accountable expense allowance for an aggregate payment of $403,140. Meyers and its agents also received Class A Warrants to purchase an aggregate of 2,400,000 shares of common stock as consideration for their services as placement agent. In connection with the private placement, we also entered into a consulting agreement with Meyers for an 18 month term, whereby Meyers will provide us consulting services related to corporate finance and other financial service matters and will receive $7,500 per month, as well as Class A Warrants to purchase 1,200,000 shares of our common stock.

     The net proceeds to us from the sale of the Units were approximately $2.5 million, all of which has been used by us. We require approximately $2.0 million in the next 12 months to complete our existing prototype, engage in testing of the device, and revise the technology or reengineer the device as may be necessary or desirable and otherwise execute our business plan. We do not have adequate capital to fund our working capital needs or to repay our debt currently due and becoming due in the next 12 months. We anticipate that our uses of capital during the next 12 months principally will be for:

     o administrative expenses, including salaries of officers and other employees we plan to hire;

     o    repayment of debt;

     o    sales and marketing; and

     o expenses of professionals, including investment bankers, accountants and attorneys.

     Our working capital deficit at June 30, 2005, was $28,197,955. Our independent auditors' report, dated February 25, 2005, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern, due to our working capital deficit at December 31, 2004, and the sale of our operating subsidiary. We require approximately $1.4 million to repay indebtedness in the next 12 months. As a condition to completing our private placement in July 2004, we agreed not to use any of the proceeds to repay debt outstanding at the time of the closing of the offering, or to pay accrued but unpaid salary to our Chief Executive Officer, or our monthly consulting fee under our Agreement for Investment Banking and Advisory Services with Astor Capital, Inc. This agreement was terminated effective September 30, 2004. As of June 30, 2005, we owed our Chief Executive Officer $570,500 of accrued but unpaid salary under his employment agreement. The following provides the principal terms of our outstanding debt as of June 30, 2005:

     o One loan from three family members, each of whom is an unaffiliated party, evidenced by four promissory notes in the aggregate principal amounts of $100,000, $50,000, $50,000, and $100,000, each due June 24,
          2001 with interest rates ranging from 11% to 12%. We entered into a settlement agreement in the third quarter of 2004 with each of these parties. Pursuant to this agreement, at June 30, 2005, we are required to pay an additional $80,000 as full payment of our obligations. We did not make a scheduled payment of $40,000 on July 1, 2005 and plan to discuss extended payment arrangements with the parties to this agreement. Our last scheduled payment of $40,000 is due on October 1, 2005.

     o One loan from an unaffiliated party in the aggregate principal amount of $195,000 with interest at a rate of 9% per annum. Pursuant to a letter agreement dated as of August 10, 2004, we entered into a settlement with this party and agreed to pay a total of $261,000 pursuant to a scheduled payment plan through July 2005. Additionally, the Company, in September 2004, issued 206,250 shares of common stock upon the conversion of unpaid interest in the aggregate amount of $33,000. At June 30, 2005, there was $145,000 principal amount remaining on this note. We did not make our scheduled payment under this note in July 2005, and are engaged in discussions with this note holder to extend our payment obligation.

     o One loan from an unaffiliated party in the aggregate principal amount of $98,500, due July 31, 2005, with interest at the rate of 9% per annum. Pursuant to a letter agreement dated August 10, 2004, between us and this third party, we agreed to pay a total of $130,800 pursuant to a scheduled payment plan through July 2005. At June 30, 2005, there was $74,500 principal amount remaining on this note. We did not make our scheduled payment under this note in July 2005, and are engaged in discussions with this note holder to extend our payment obligation.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $200,000, due on the extended due date of June 30, 2002, and further verbally extended to a date to be mutually agreed upon by the parties, with interest at the rate of 18% per annum. As of June 30, 2005 we owed $181,500 in interest on this note.

     o Two loans from an unaffiliated party evidenced by two promissory notes in the aggregate principal amount of $57,526, due September 10, 2002, and verbally extended to a date to be mutually agreed upon by the parties, with interest at the rate of 10% per annum. As of June 30, 2005, we owed $17,827 in interest on these notes.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $75,000, due on May 10, 2003, and verbally extended to a date to be mutually agreed upon by the parties, with interest at the rate of 18% per annum. As of June 30, 2005, we owed $29,571 in interest on this note. o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $75,000, due on the extended due date of June 30, 2002, and further verbally extended to a date to be mutually agreed upon by the parties, with interest at the rate of 10% per annum. As of June 30, 2005, we owed $38,938 in interest on this note.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $50,000 due on November 10, 2005 with an interest rate of 12% per annum. As of June 30, 2005, we owed $1,000 in interest on this note.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $50,000 due on July 31, 2005 with an interest rate of 12% per annum. As of June 30, 2005, we owed $1,000 in interest on this note. We did not make our scheduled payment under this note in July 2005, and are engaged in discussions with this note holder to extend our payment obligation.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $30,000 due on August 31, 2005 with an interest rate of 15% per annum. As of June 30, 2005, we owed $375 in interest on this note.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $30,000 due on July 31, 2005 with an interest rate of 12% per annum. As of June 30, 2005, we did not owe any amounts on this note. We did not make our scheduled payment under this note in July, and are engaged in discussions with this note holder to extend our payment obligation.

     Management continues to take steps to address the Company's liquidity needs. In the past, management has entered into agreements with some of our note holders to amend the terms of our notes to provide for extended scheduled payment arrangements. Management continues to seek extensions with respect to our debt that is past due. Management may seek additional extensions with respect to these notes and our other debt as it becomes due. In addition, management may endeavor to convert some portion of the principal amount and interest on our debt into shares of common stock.

     Historically, we have financed operations through private debt and equity financings. In recent years, financial institutions have been unwilling to lend to us and the cost of obtaining working capital from investors has been expensive. We principally expect to raise funds through the sale of equity or debt securities. However, during the first half of 2005, management spent the substantial majority of its time negotiating contracts for the installation of the BSM-2000 in target markets, preparing to ship the first device under the Secure Wrap October purchase order, and developing its marketing and sales plan. These activities diverted management from the time it otherwise would spend negotiating sales of securities to raise capital. In addition, the more recent price and volume volatility in the common stock has made it more difficult for management to negotiate sales of its securities at a price it believes to be fair to the Company. The Company actively continues to pursue additional equity or debt financings, but cannot provide any assurance that it will be successful. If we are unable to pay our debt as it becomes due and are unable to obtain financing on terms acceptable to us, or at all, we will not be able to accomplish any or all of our initiatives and will be forced to consider steps that would protect our assets against our creditors.

RELATED PARTY TRANSACTIONS

     On May 8, 2005, the Company executed a promissory note in the aggregate principal amount of $6,000 payable to Jacques Tizabi, our President and Chief Executive Officer. The promissory note bears interest at 9% per annum and was due and payable on June 30, 2005. The note was amended on June 28, 2005 for $6,100, which included previously accrued interest. The note was repaid with interest in July 2005.

     On June 28, 2005, the Company executed a promissory note in the aggregate principal amount of $12,000 payable to Jacques Tizabi, our President and Chief Executive Officer. The promissory note bears interest of $100. The note was repaid with interest in July 2005.

     On August 3, 2005, the Company executed a promissory note in the aggregate principal amount of $8,000 payable to Jacques Tizabi, our President and Chief Executive Officer. The promissory note does not bear interest. The note was repaid in August 2005.

     In connection with the private placement completed in October 2004, our Chief Executive Officer agreed to defer payment of all accrued but unpaid bonus and salary, as well as any compensation payable to him in excess of $150,000 per year, for nine months from April 29, 2004.

     On August 23, 2004, we entered into an amendment to the Employment Agreement with Jacques Tizabi, our President and Chief Executive Officer. Among other matters, the Amendment amends the term of the employment agreement to terminate on December 31, 2010, provides that $100,000 of our CEO's compensation shall be deferred until we have the financial resources to pay any or all of that amount, and, commencing on January 1, 2006, increases our CEO's base salary by 5% per annum. The Amendment also reduces our CEO's reimbursable automobile cost and provides for reimbursement of a portion of his health and insurance premiums.

     Effective June 1, 2003, we entered into an agreement with Astor Capital, Inc., a company in which Jacques Tizabi, our President and Chief Executive Officer, is the President of and owns 50% of the common stock, pursuant to which we have agreed to pay $25,000 per month for investment banking and strategic advisory services as well as a 10% fee for all debt and equity financing raised for us. In connection with the private placement completed in October 2004, we modified this agreement so that the compensation payable to Astor Capital under the agreement is reduced during the period from April 29, 2004, and for nine months thereafter, to an amount not to exceed the sum of $5,000 per month, excluding any fees for placement of securities. Effective September 30, 2004, we terminated this agreement with Astor.

CAUTIONARY STATEMENTS AND RISK FACTORS

     The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and our shareholders may lose all or part of their investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

OUR INDEPENDENT AUDITORS' REPORT EXPRESSES DOUBT ABOUT OUR ABILITY TO CONTINUE

AS A GOING CONCERN.

     Our independent auditors' report, dated February 25, 2005, includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern, due to our working capital deficit at December 31, 2004, and the sale of our operating subsidiary in March 2002. We have experienced operating losses since the date of the auditors' report and in prior years. Our auditor's opinion may impede our ability to raise additional capital on terms acceptable to us. If we are unable to obtain financing on terms acceptable to us, or at all, we will not be able to accomplish any or all of our initiatives and will be forced to consider steps that would protect our assets against our creditors. If we are unable to continue as a going concern, your entire investment in us could be lost.

WE ARE IN DEFAULT OF SOME OF OUR DEBT AND DO NOT HAVE ADEQUATE CASH TO FUND OUR WORKING CAPITAL NEEDS. OUR FAILURE TIMELY TO PAY OUR INDEBTEDNESS MAY REQUIRE US TO CONSIDER STEPS THAT WOULD PROTECT OUR ASSETS AGAINST OUR CREDITORS.

     If we cannot raise additional capital, we will not be able to repay our debt or pursue our business strategies as scheduled, or at all, and we may cease operations. We have been unable to pay all of our creditors and certain other obligations in accordance with their terms, and as a result, at August 1, 2005 we are in default on certain debt obligations totaling approximately $380,000, excluding accumulated interest of approximately $23,090. In the aggregate, as of June 30, 2005, we have approximately $1.4 million in debt obligations, including interest, owed within the next 12 months. Of this amount, we currently have verbal extensions with respect to approximately $675,360 of principal amount and interest to a date to be mutually agreed upon by us and each of the respective note holders. We cannot assure you that any of these note holders will continue to extend payment of these debt obligations or ultimately agree to revise the terms of this debt to allow us to make scheduled payments over an extended period of time.

     We have nominal cash on hand and short-term investments and we do not expect to generate material cash from operations within the next 12 months. We have attempted to raise additional capital through debt or equity financings and to date have had limited success. The down-trend in the financial markets has made it extremely difficult for us to raise additional capital. In addition, our common stock trades on The Over the Counter Bulletin Board which makes it more difficult to raise capital than if we were trading on The Nasdaq Stock Market. Also, our default in repaying our debt restricts our ability to file registration statements, including those relating to capital-raising transactions, on Form S-3, which may make it more difficult for us to raise additional capital. In July 2004, we completed a private placement resulting in net proceeds to us of approximately $2.5 million, all of which have been used. As a condition to this financing however, we agreed that we would not use the net proceeds to repay any of our debt outstanding as of the closing of the financing. If we are unable to obtain financing on terms acceptable to us, or at all, we will not be able to accomplish any or all of our initiatives and will be forced to consider steps that would protect our assets against our creditors.

WE HAVE A HISTORY OF LOSSES AND WE DO NOT ANTICIPATE THAT WE WILL BE PROFITABLE IN FISCAL 2005.

     We do not anticipate material sales of the BSM-2000 until after we complete all testing and modifications, which is contingent principally upon receipt of adequate funding and our ability to continue to form collaborative arrangements with qualified third parties to engage in that testing at nominal cost to us. We have not been profitable in the past years and had an accumulated deficit of approximately $28.2 million at June 30, 2005. We have not had revenues from sales of our products since the beginning of fiscal 2002, the commencement of development of our BSM-2000. During the six months ended June 30, 2005, and the fiscal years ended December 31, 2004 and 2003, we have experienced losses of $1.7 million, $5.8 million and $4.7 million, respectively. Achieving profitability depends upon numerous factors, including our ability to develop, market and sell commercially accepted products timely and cost-efficiently. We do not anticipate that we will be profitable in fiscal 2005.

IF WE OBTAIN FINANCING, EXISTING SHAREHOLDER INTERESTS MAY BE DILUTED.

     If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be diluted. In addition, any convertible securities issued may not contain a minimum conversion price, which may make it more difficult for us to raise financing and may cause the market price of our common stock to decline because of the indeterminable overhang that is created by the discount to market conversion feature. In addition, any new securities could have rights, preferences and privileges senior to those of our common stock. Furthermore, we cannot assure you that additional financing will be available when and to the extent we require or that, if available, it will be on acceptable terms.

IF WE CANNOT PARTNER WITH THIRD PARTIES TO ENGAGE IN RESEARCH AND DEVELOPMENT AND TESTING OF OUR DEVICE AT MINIMAL COST TO US, OUR PRODUCT DEVELOPMENT WILL BE DELAYED.

     We contract with third parties at minimal cost to us to conduct research and development activities and we expect to continue to do so in the future. Under our agreement with JPL, it will engage in limited testing of our device. We have engaged in discussions with Rutgers University to conduct field testing of BSM-2000. Because we rely on third parties for our research and development activities, we have less direct control over those activities and cannot assure you that the research will be done properly or in a timely manner.

MANAGEMENT HAS NO EXPERIENCE IN PRODUCT MANUFACTURING, MARKETING, SALES, OR DISTRIBUTION. WE MAY NOT BE ABLE TO MANUFACTURE OUR ANTHRAX SMOKE DETECTOR IN SUFFICIENT QUANTITIES AT AN ACCEPTABLE COST, OR IN A TIMELY FASHION, AND MAY NOT BE ABLE TO MARKET AND DISTRIBUTE IT EFFECTIVELY, EACH OF WHICH COULD HARM OUR FUTURE PROSPECTS.

     If we are unable to establish an efficient manufacturing process for the BSM-2000, our costs of production will increase, our projected margins may decrease, and we may not be able to timely deliver our product to customers. We remain in the research and development phase of product commercialization. When and if we complete all design and testing of our product, we will need to establish the capability to manufacture it. Management has no experience in establishing, supervising, or conducting commercial manufacturing. We plan to rely on third party contractors to manufacture our product, although to date we have not entered into any manufacturing arrangements with any third party. Relying on third parties may expose us to the risk of not being able to directly oversee the manufacturing process, which may adversely affect the production and quality of our BSM-2000. In addition, these third party contractors may experience regulatory compliance difficulty, mechanical shutdowns, employee strikes, or other unforeseeable acts that may increase the cost of production or delay or prevent production.

     In addition, if we are unable to establish a successful sales, marketing, and distribution operation, we will not be able to generate sufficient revenue in order to maintain operations. We have no experience in marketing or distributing new products. We have not yet established marketing, sales, or distribution capabilities for our BSM-2000. At this time, we have an oral agreement with KAL Consultants, Inc. to assist us with our marketing and sales efforts. To date, KAL Consultants' principal function has been to arrange meetings with potential buyers of our device, including Secure Wrap. We also plan on entering into distribution agreements with third parties to sell our BSM-2000. If we are unable to enter into relationships with third parties to market, sell, and distribute our products, we will need to develop our own capabilities. We have no experience in developing, training, or managing a sales force. If we choose to establish a direct sales force, we will incur substantial additional expense. We may not be able to build a sales force on a cost effective basis or at all. Any direct marketing and sales efforts may prove to be unsuccessful. In addition, our marketing and sales efforts may be unable to compete with the extensive and well-funded marketing and sales operations of some of our competitors. We also may be unable to engage qualified distributors. Even if engaged, they may fail to satisfy financial or contractual obligations to us, or adequately market our products.

WE CANNOT GUARANTEE THAT OUR BIO-TERRORISM DETECTION DEVICE WILL WORK OR BE COMMERCIALLY VIABLE.

     Our product in development requires further research, development, laboratory testing, third party verification, and demonstration of commercial scale manufacturing before it can be proven to be commercially viable. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. These reasons include the possibilities that the product may be ineffective, unsafe, difficult or uneconomical to manufacture on a large scale, or precluded from commercialization by proprietary rights of third parties. We cannot predict with any degree of certainty when, or if, the research, development, and testing process, will be completed. If our product development efforts are unsuccessful or if we are unable to develop a commercially viable product timely, we would need to consider steps to protect our assets against our creditors.

OUR PRODUCTS MAY NOT BE COMMERCIALLY ACCEPTED WHICH WILL ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

     Our ability to enter into the bio-terrorism detection device market, establish brand recognition and compete effectively depends upon many factors, including broad commercial acceptance of our products. If our products are not commercially accepted, we will not recognize meaningful revenue and may not continue to operate. The success of our products will depend in large part on the breadth of information these products capture and the timeliness of delivery of that information. The commercial success of our products also depends upon the quality and acceptance of other competing products, general economic and political conditions and other factors, all of which can change and cannot be predicted with certainty. We cannot assure you that our new products will achieve market acceptance or will generate significant revenue.

EXISTING AND DEVELOPING TECHNOLOGIES MAY AFFECT THE DEMAND FOR OUR BSM-2000.

     Our industry is subject to rapid and substantial technological change. Developments by others may render our technology and planned product noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Competition from other biotechnology companies, universities, governmental research organizations and others diversifying into our field is intense and is expected to increase. According to the public filings of Cepheid, one of our competitors, it has begun shipping its detection technology product, including for use by the U.S. Postal Service. Cepheid's entry into the market before us may make it more difficult for us to penetrate the market. In addition, our competitors offer technologies different than ours which potential customers may find more suitable to their needs. For example, Cepheid's technology specifically detects for Anthrax whereas our technology detects for an increase in the level of bacterial spores. Many of our competitors also have significantly greater research and development capabilities than we do, as well as substantially greater marketing, manufacturing, financial and managerial resources.

SHARES ISSUED UPON THE EXERCISE OF OUR OUTSTANDING OPTIONS AND WARRANTS MAY DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

     If exercised, our outstanding options and warrants will cause immediate and substantial dilution to our stockholders. We have issued options and warrants to acquire our common stock to our employees, consultants, and investors at various prices, some of which are or may in the future be below the market price of our stock. As of June 30, 2005, we had outstanding options and warrants to purchase a total of 20,351,105 shares of common stock. Of these options and warrants, all have exercise prices above the recent market price of $0.17 per share (as of August 15, 2005) and none have exercise prices at or below this price. The weighted average exercise price for these outstanding options and warrants is $0.50.

WE USE A SIGNIFICANT PORTION OF OUR CASH ON HAND AND STOCK TO PAY CONSULTING FEES. WE MAY NOT RECEIVE THE BENEFIT WE EXPECT FROM THESE CONSULTANTS.

     The consultants that we hire may not provide us with the level of services, and consequently, the operating results, we anticipate. We spent approximately $0.4 million and $3.2 million in consulting fees during the six months ended June 30, 2005, and the year ended December 31, 2004, respectively, and utilized approximately seventeen consultants during this period. The consultants we engage provide us with a variety of services.

WE ENTERED INTO SEVERAL RELATED PARTY TRANSACTIONS IN 2004 AND 2003.

     We engaged in a number of transactions with related parties in 2004 and 2003. During the years ended December 31, 2004 and 2003, we spent an aggregate of $288,000 and $375,000, respectively in related party transactions. These included an agreement with Astor Capital, Inc. pursuant to which it provided us with investment banking and strategic advisory services as well as a 10% placement fee for debt and equity financings raised for us. We terminated this agreement effective September 30, 2004. We also subleased office space from Astor. Effective November 1, 2004, we assumed the lease for the office space. In addition, we issued notes to related parties. In light of the number of transactions and the aggregate sums involved, there may be a perception that these transactions were not at arm's length. We believe that each of these transactions were on terms at least as favorable to us as they would have been with unrelated parties.

THE LOSS OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER WOULD DISRUPT OUR
BUSINESS.

     Our success depends in substantial part upon the services of Jacques Tizabi, our President, Chief Executive Officer and Chairman of the Board of Directors. The loss of or the failure to retain the services of Mr. Tizabi would adversely affect the development of our business and our ability to realize profitable operations. We do not maintain key-man life insurance on Mr. Tizabi and have no present plans to obtain this insurance.

IF A U.S. PATENT FOR THE BACTERIAL SPORE DETECTION TECHNOLOGY IS NOT ISSUED, COMPETITORS MAY BE ABLE TO COPY AND SELL PRODUCTS SIMILAR TO OURS WITHOUT PAYING A ROYALTY, WHICH WOULD HAVE A MATERIAL ADVERSE IMPACT ON OUR ABILITY TO COMPETE.

     If BSM-2000 is commercialized, the lack of U.S. or foreign patent protection could allow competitors to copy and sell products similar to ours without paying a royalty. The bacterial spore detection technology that is integrated into BSM-2000 is owned by Caltech. On January 31, 2003, Caltech filed a U.S. patent application covering the technology, which currently is being reviewed by the U.S. Patent and Trademark Office. Caltech also filed a patent application with the European Patent Office. We paid and filed on behalf of Caltech a patent application in Japan as well. No patents have been issued and we cannot assure you that any patents will be issued. If a U.S. patent is not issued, or not issued timely, we may face substantially increased competition in our primary geographic market.

WE MAY BE SUED BY THIRD PARTIES WHO CLAIM OUR PRODUCT INFRINGES ON THEIR INTELLECTUAL PROPERTY RIGHTS. DEFENDING AN INFRINGEMENT LAWSUIT IS COSTLY AND WE MAY NOT HAVE ADEQUATE RESOURCES TO DEFEND OURSELVES.

     We may be exposed to future litigation by third parties based on claims that our technology, product, or activity infringes on the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is compounded by the fact that the validity and breadth of claims covered in technology patents in general and the breadth and scope of trade secret protection involves complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial and managerial resources, and could harm our reputation. Our license agreement with Caltech requires that we pay the costs associated with initiating an infringement claim and defending claims by third parties for infringement, subject to certain offsets that may be allowed against amounts we may owe to Caltech under the licensing agreement. In addition, intellectual property litigation or claims could force us to do one or more of the following:

     o cease selling, incorporating, or using any of our technology and/or products that incorporate the challenged intellectual property, which could adversely affect our potential revenue;

     o obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

     o    redesign our products, which would be costly and time consuming.

THE U.S. GOVERNMENT HAS RIGHTS TO THE TECHNOLOGY WE LICENSE FROM CALTECH.

     Under the license rights provided to the U.S. government in our license agreement with Caltech, a U.S. government agency or the U.S. armed forces may, either produce the proprietary products or use the proprietary processes or contract with third parties to provide the proprietary products, processes, and services to one or more Federal agencies or the armed forces of the U.S. government, for use in activities carried out by the U.S. government, its agencies, and the armed forces, including, for instance, the war on terrorism or the national defense. Further, the Federal agency that provided funding to Caltech for the research that produced the inventions covered by the patent rights referenced in the Technology Affiliates Agreement and the related technology may require us to grant, or if we refuse, itself may grant a nonexclusive, partially exclusive, or exclusive license to these intellectual property rights to a third party if the agency determines that action is necessary:

     o because we have not taken, or are not expected to take within a reasonable time, effective steps to achieve practical application of the invention in the detection of pathogens, spores, and biological warfare agents;

     o to alleviate health or safety needs which are not reasonably satisfied by us or our sublicensees;

     o to meet requirements for public use specified by Federal regulations and those regulations are not reasonably satisfied by us; or

     o because we have not satisfied, or obtained a waiver of, our obligation to have the licensed products manufactured substantially in the United States.

THE BACTERIAL SPORE DETECTION TECHNOLOGY IS LICENSED TO US BY CALTECH. IF OUR LICENSE TERMINATES, OUR FUTURE PROSPECTS WOULD BE HARMED.

     The loss of our technology license would require us to cease operations until we identify, license and integrate into our product another technology, if available. If we fail to fulfill any payment obligation under the terms of the license agreement or materially breach the agreement, Caltech may terminate the license. To maintain our license with Caltech, a minimum annual royalty of $10,000 was due to Caltech on August 1, 2005, which was paid, and is due on each anniversary thereof, regardless of any product sales. Any royalties paid from product sales for the 12-month period preceding the date of payment of the minimum annual royalty will be credited against the annual minimum.

OUR STOCK PRICE IS VOLATILE.

     The trading price of our common stock fluctuates widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in our operating results, announcements of technological innovations or new products by us or our competitors, general conditions in the bio-terrorism detection device industry in which we compete and other events or factors. In addition, in recent years, broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. These broad market fluctuations also may adversely affect the future trading price of our common stock.

OUR STOCK HISTORICALLY HAS BEEN THINLY TRADED. THEREFORE, SHAREHOLDERS MAY NOT BE ABLE TO SELL THEIR SHARES FREELY.

     The volume of trading in our common stock historically has been low and a limited market presently exists for the shares. We have no analyst coverage of our securities. The lack of analyst reports about our stock may make it difficult for potential investors to make decisions about whether to purchase our stock and may make it less likely that investors will purchase our stock. We cannot assure you that our trading volume will increase, or that our historically light trading volume or any trading volume whatsoever will be sustained in the future. Therefore, we cannot assure you that our shareholders will be able to sell their shares of our common stock at the time or at the price that they desire, or at all.

POTENTIAL ANTI-TAKEOVER TACTICS THROUGH ISSUANCE OF PREFERRED STOCK RIGHTS MAY BE DETRIMENTAL TO COMMON SHAREHOLDERS.

     We are authorized to issue up to 20,000,000 shares of preferred stock, of which none currently are issued and outstanding. The issuance of preferred stock does not require approval by the shareholders of our common stock. Our Board of Directors, in its sole discretion, has the power to issue preferred stock in one or more series and establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights, any of which rights and preferences may operate to the detriment of the shareholders of our common stock. Further, the issuance of any preferred stock having rights superior to those of our common stock may result in a decrease in the market price of the common stock and, additionally, could be used by our Board of Directors as an anti-takeover measure or device to prevent a change in our control.

ITEM 3 CONTROLS AND PROCEDURES.

     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting him to material information required to be included in our periodic reports with the Securities and Exchange Commission.

     Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

     In connection with an inquiry by our Audit Committee and pursuant to its recommendations, we made changes to our internal controls over financial reporting during the quarter ended December 31, 2004, as more specifically discussed in Item 6 Management Discussion and Analysis and Plan of Operation - Audit Committee Inquiry, of our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005.

                                    PART II
                                OTHER INFORMATION

ITEM 1 LEGAL PROCEEDINGS.

ITEM 2 UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

     During the second quarter of fiscal 2005, we issued the following securities which were not registered under the Securities Act of 1933, as amended. No offer or sale of the securities was made to a person in the United States. We believe that each purchaser of securities was not a U.S. person as defined in Rule 902(k) of Regulation S and did not acquire the securities for the account or benefit of any U.S. person. We did not engage in any directed selling efforts in the United States. For these reasons, among others, the offer and sale of the following securities were not subject to Section 5 of the Securities Act by virtue of Regulation S promulgated by the SEC under the Securities Act:

     o In April 2005, we issued 167,980 shares of common stock to non-U.S. persons, as such term is defined in Regulation S, for an aggregate offering price of $21,953. We incurred $3,359 in placement fees, and our net proceeds were $18,594.

     o In June 2005, we issued 943,000 shares of common stock to non-US persons, as such term is defined in Regulation S, for an aggregate offering price of $103,730. We incurred $20,638 in placement fees, and our net proceeds were $83,092.

     During the second quarter of fiscal 2005, we issued the following securities which were not registered under the Securities Act of 1933, as amended. We did not employ any form of general solicitation or advertising in connection with the offer and sale of the securities described below. In addition, we believe the purchasers of the securities are "accredited investors" for the purpose of Rule 501 of the Securities Act. For these reasons, among others, the offer and sale of the following securities were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act or Regulation D promulgated by the SEC under the Securities Act:

     o During the second quarter of fiscal 2005, we issued an aggregate of 268,000 shares of common stock to employees for services rendered to us valued at $43,000.

ITEM 3 DEFAULTS UPON SENIOR SECURITIES.

     o One loan from three family members, each of whom is an unaffiliated party, evidenced by four promissory notes in the aggregate principal amounts of $100,000, $50,000, $50,000, and $100,000, each due June 24,
          2001 with interest rates ranging from 11% to 12%. We entered into a settlement agreement in the third quarter of 2004 with each of these parties. Pursuant to this agreement, at June 30, 2005, we are required to pay an additional $80,000 as full payment of our obligations. We did not make a scheduled payment of $40,000 on July 1, 2005 and plan to discuss extended payment arrangements with the parties to this agreement. Our last scheduled payment of $40,000 is due on October 1, 2005.

     o One loan from an unaffiliated party in the aggregate principal amount of $195,000 with interest at a rate of 9% per annum. Pursuant to a letter agreement dated as of August 10, 2004, we entered into a settlement with this party and agreed to pay a total of $261,000 pursuant to a scheduled payment plan through July 2005. Additionally, the Company, in September 2004, issued 206,250 shares of common stock upon the conversion of unpaid interest in the aggregate amount of $33,000. At June 30, 2005, there was $145,000 principal amount remaining on this note. We did not make our scheduled payment under this note in July 2005, and are engaged in discussions with this note holder to extend our payment obligation.

     o One loan from an unaffiliated party in the aggregate principal amount of $98,500, due July 31, 2005, with interest at the rate of 9% per annum. Pursuant to a letter agreement dated August 10, 2004, between us and this third party, we agreed to pay a total of $130,800 pursuant to a scheduled payment plan through July 2005. At June 30, 2005, there was $74,500 principal amount remaining on this note. We did not make our scheduled payment under this note in July 2005, and are engaged in discussions with this note holder to extend our payment obligation.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $50,000 due on July 31, 2005 with an interest rate of 12% per annum. As of June 30, 2005, we owed $1,000 in interest on this note. We did not make our scheduled payment under this note in July 2005, and are engaged in discussions with this note holder to extend our payment obligation.

     o One loan from an unaffiliated party evidenced by a promissory note in the aggregate principal amount of $30,000 due on July 31, 2005 with an interest rate of 12% per annum. As of June 30, 2005, we did not owe any amounts on this note. We did not make our scheduled payment under this note in July, and are engaged in discussions with this note holder to extend our payment obligation.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

          None.

ITEM 5 OTHER INFORMATION.

          None.

ITEM 6 EXHIBITS AND REPORTS ON FORM 8-K.

          (a) Exhibits.

          31.1 Certification of Chief Executive Officer and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Dated September 12, 2005.

          32.1 Certification of Chief Executive Officer and Acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 Dated September 12, 2005.

          (b) Reports on Form 8-K.

              None.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    UNIVERSAL DETECTION TECHNOLOGY




Date: September 12, 2005            /s/ Jacques Tizabi
                                    -----------------------------------------
                                    Jacques Tizabi
                                    By:  Jacques Tizabi
                                    Its: President, Chief Executive Officer and
                                         Chairman of the Board